August 25, 2025

Jamie Pierson
Chief Financial Officer
Forward Air Corp
1915 Snapps Ferry Road
Building N
Greeneville, TN 37745

       Re: Forward Air Corp
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 24, 2025
           File No. 000-22490
Dear Jamie Pierson:

       We have reviewed your July 28, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 27,
2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial Statements
Note 3 - Acquisitions, page F-22

1. We note that in response to the last point of prior comment four you refer to Schedule
       II of the response for a description of the interests established as part of the Up-C structure, which includes a representation that each of the Company Series B
       Preferred Stock/Units and the Company Series C Preferred Stock/Units are equivalent to 1/1000 of a common share. Please reconcile that view with your description of terms, indicating that a single Series B Unit is equivalent to a common share with respect to voting and exchange rights, and that a single Series C Unit is equivalent to a common share with respect to both dividend and conversion rights. Please identify the particular features of the Units that are in fact equal to 1/1000 of a common share, if
 August 25, 2025
Page 2

      such features exist, and explain the reasons for this structure considering those features that your disclosures indicate are equivalent.

2. We note your response to prior comment five indicating that you did not consider the disclosure requirements in FASB ASC 805-20-30-1 and 7 to be applicable, stating that "no noncontrolling interest was present or recognized in the purchase accounting of the Omni Acquisition" and you attribute the noncontrolling interest entirely to the formation of the Up-C structure, as if this were a discrete and unrelated event.

      However, in the third paragraph of the revisions outlined in Schedule III of your response, and now present in your interim report, you explain that the Up-C structure was established prior to the acquisition and reference the purchase accounting applied when stating "...the noncontrolling interest related to Opco Class B Units and Opco
      Series C-2 Preferred Units (totaling a 30.5% economic interest in Opco)
was
      measured and recognized based on the fair market value of net assets acquired in the
      Omni Acquisition and the historical carrying value of the Company   s
operating assets
      so contributed." We also note that you report a $412 million noncontrolling interest arising in connection with the acquisition in your equity statement on page F-8.

      Given that your new disclosure and earlier reporting in the equity statement are inconsistent with having not identified a noncontrolling interest in your purchase price allocation on page F-24, and considering your statement that "...shareholders of Omni did not retain a direct interest in the Omni business or acquire any direct interest in the legacy Forward business" further revisions to your financial statements and disclosures appear to be necessary to resolve the inconsistent reporting and to clarify whether or not in your view the noncontrolling interest arises in connection with the acquisition, and if not how your transaction structure obviates the need to recognize the noncontrolling interest in your purchase price allocation, notwithstanding the fact that a noncontrolling interest was established concurrently with the acquisition.

      In either case please modify your presentation in the equity statement and expand your disclosure to separately report the composition of value ascribed to the noncontrolling interest, to include identifying the amount attributable to the acquisition and separately the amount representing dilution to your interest in the legacy Forward Air business, to comply with FASB ASC 810-10-50-1A(c.2 and d).

3.    We note your response to prior comment seven explaining that while the
$13.3
      million liability recognized in connection with your acquisition based on terms of the tax receivable agreement ("TRA") with former shareholders of Omni "...does not take into account any liabilities which may be incurred under the TRA as a result of any [future] exchanges of Opco Class B Units...or any payments that would be required under the early termination provisions of the TRA."

      However, it appears that you have nevertheless declined to provide an estimate of the reasonably possible range of payments beyond the amounts accrued, and have not provided any incremental disclosures to explain how the amount accrued compares to
 August 25, 2025
Page 3

       the payment that would be required under the early termination provisions.

       We understand from your extensive list of reasons why the estimate has not been disclosed that you would need to base any estimate on assumptions about matters that will not be known until some future date. However, given the general and early termination provisions, we continue to believe that you should provide updated estimates of the amounts payable under the TRA at each balance sheet date, based on the then existing market price of your shares and the assumption that all criteria for payment had been met on the balance sheet date. We reissue prior comment seven.


       Please contact Gus Rodriguez at 202-551-3752 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation